                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __________ )*

                     Pepsi-Cola Puerto Rico Bottling Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class B Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    713434108
                              ---------------------
                                 (CUSIP Number)


                                  July 17, 1998
                            -------------------------

                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages







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|------------------------|
|CUSIP No. 713434108     |            13G
|          --------------|
--------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      |
      |  Rafael Nin
------|-------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      |                                                           (a)  |_|
      |
      |                                                           (b)  |_|
------|-------------------------------------------------------------------------
   3  |  SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |  United States
      |
--------------------------------------------------------------------------------
               |  5  |  SOLE VOTING POWER
               |     |
               |     |  1,706,667
               |     |
               |-----|----------------------------------------------------------
  NUMBER OF    |  6  |  SHARED VOTING POWER
    SHARES     |     |
 BENEFICIALLY  |     |  -0-
  OWNED BY     |     |
    EACH       |-----|----------------------------------------------------------
  REPORTING    |  7  |  SOLE DISPOSITIVE POWER
   PERSON      |     |
    WITH       |     |  1,706,667
               |     |
               |-----|----------------------------------------------------------
               |  8  |  SHARED DISPOSITIVE POWER
               |     |
               |     |  -0-
               |     |
--------------------------------------------------------------------------------
   9  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |
      |  1,706,667
      |
------|-------------------------------------------------------------------------
  10  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      |
      |  |_|
      |
------|-------------------------------------------------------------------------
  11  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      |
      |  9.37%
      |
------|-------------------------------------------------------------------------
  12  |  TYPE OF REPORTING PERSON*
      |
      |  IN
      |
--------------------------------------------------------------------------------





                                        2
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Item 1(a)           Name of Issuer:
                    --------------

                    Pepsi-Cola Puerto Rico Bottling Company (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    Carretera 865 Km. 0.4
                    Bo. Candelaria Arenas
                    Toa Baja, Puerto Rico  00949

Items 2(a)          Name of Person Filing:
                    ---------------------

                    Rafael Nin (the "Reporting Person")

                    This Statement relates to Shares (as defined herein) held for the account of the Reporting
                    Person in his individual capacity.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The Reporting Person's business address is #1 Cervantes, Apt. 2, San Juan, Puerto Rico 00907.

Item 2(c)           Citizenship:
                    -----------

                    The Reporting Person is a United States citizen.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Class  B  Common  Stock,  par  value  $.01  per  share  (the
                    "Shares")

Item 2(e)           CUSIP Number:
                    ------------

                    713434108

Item 3              Not applicable.


Item 4.             Ownership:
                    ---------

Item 4(a)           Amount Beneficially Owned:
                    -------------------------

                    The Reporting Person may be deemed the beneficial owner of 1,706,667 Shares held for his personal account (assuming the exercise of all immediately exercisable options).




                                        3
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Item 4(b)           Percent of Class:
                    ----------------

                    The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 9.37% of the total number of Shares outstanding.

Item 4(c)           Number of shares as to which such person has:
                    --------------------------------------------

                    (i)    Sole power to vote or to direct the vote: 1,706,667

                    (ii)   Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of: 1,706,667

                    (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    Not Applicable

Item 6              Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:
                    ------------------------------------------------------------

                    Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                    ------------------------------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable





                                        4
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Item 10             Certification:
                    -------------

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




















                                        5
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of:  July 22, 1998



                                            /s/ Rafael Nin
                                            --------------
                                            Rafael Nin